

Do more, be more, live more.

The challenge...

Managing communities is complex:

- Organizations struggle to consolidate their fundraising efforts, to launch events and to mobilize people without access to huge budgets and management teams

- Facebook, Twitter, Eventbrite and Instagram don't offer an integrated platform for projects

- Structural and procedural inefficiencies in conventional project management systems lead to revenue, energy and momentum loss, along with missed opportunities

The solution...

Our platform enables organizations to easily create and coordinate engaging activities, fundraisers and events for their communities -- all in one place.

In the face of erratic engagement, uncoordinated campaigns and missed impact, DIEMlife delivers a platform that performs perfectly so teams, members and communities can reach their personal or professional best.

We offer intuitive integration, through a Quest®-centric model that takes our clients from concept to completion.

DIEMlife allows you to DIY your own:



**TEAM
FUNDRAISING**



**EVENT
TICKETING**



**COMMUNITY
MANAGEMENT**

How it works...

Create your own Quest

- ✓ Start with one-click
- ✓ Monetize as needed
- ✓ Connect channels



DIEMLIFE
YT
Yve
Tang
CONTENT
QUEST DETAILS:
Select a category
Enter Quest title
Enter description
Add YouTube video URL (optional)
MILESTONES
01
tructions, no more than 2-3 lines long.
ADD LINK:
https://example.com
ADD IMAGE:
ADD QUEST LINK:
ADD YOUTUBE LINK:
https://youtu.be/example
CANCEL
SUBMIT
T NEW QUEST

ADD LINK:
https://example.com
ADD IMAGE:
ADD QUEST LINK:
ADD YOUTUBE LINK:
https://youtu.be/example

LINK A QUEST:
Search
Done
Monday Mile
Infinitus 2019
img test
Karate
Get rid of lawn moles
Postman's Quest #4

UPLOAD A PHOTO:
Choose Photo

How it works...

Join a Quest

- ✓ Search by category
- ✓ Discover new goals
- ✓ Connect with friends or colleagues





DIEMLIFE
DIEMLIFE
I'm looking for Anything in Anywhere !
Featured Quests®
Check out some Quests that have been really popular with our communities this week!
A campaign of thanks
CITY OF LITTLE FALLS

Try Quests in these Pillars!
Physical
Mental
Social
Occupational
Financial
Environmental











How it works...

Track Progress

✓ Set goals ✓ Break down milestones ✓ Share activity







FESTIVAL LINE UP
01
FRI @ 12:20 PM // Doors open
02
Sweat from HOME
FRI @ 12:30 PM // Kick-off party with Coaches Brendan & Kyle of Sweat from Hom
and sweat towel
03
FRI @ 12:55 PM // Musical Theatre Classics with Nicole // Music show // Need only
your choice.
FRI @ 1:10 PM // Classical Pilates Mat with Kelly // Workout // Need just a mat for
DIEMLIFE
SHARE
OPTIONS
60 MEMBERS
KP
EH
Stay@Home Palooza
STAY@HOME PALOOZA!
Created 2 months ago
DETAILS
NEWSFEED
55%
COMPLETED
DIEMlife Quests
DIEMlife is thrilled to announce our upcoming Stay@Home Palooza – our first digital festival of movement, music and more to keep you and your loved ones healthy and happy while staying in your homes. This fundraising event will kick-off Friday May 1 with workouts, concerts, cooking shows, storytelling and more from our awesome group of talented friends and family sharing what they love as they work their hardest to stay afloat financially.
Stay@Home Palooza is a family friendly festival that will allow you to release endorphins, ease your mind, relieve stress, and connect with a community

How it works...

Fundraise

✓ Manage team fundraising ✓ Engage supporters ✓ Export reports

DIEMLIFE
SHARE
OPTIONS
FUNDRAISING
$34370 raised of $25000
Backed 91 times
FINANCIAL • 9815
FEED THE FIRST RESPONDERS - COVID-1
Created 3 months ago
DETAILS
NEWSFEED
DIEMlife Quests
New York City FIRST RESPONDERS including Doctors, Nurses, NYPD, FDNY and H
during a time of crisis. SAGE & ZEST CATERING AND EVENTS is proud to partner v
HEROES. Our goal is to help raise as much as possible for those affected by this gl
90 MEMBERS +1 interested
$5,000.00
A $5,000.00
A $5,000.00
EF $1,500.00
$1,000.00
EE $1,000.00
TE $1,000.00
FF $1,000.00
LF $1,000.00
MR $1,000.00
DW $1,000.00
JL $1,000.00
CS $1,000.00
+79
GALLERY
57 photos

How we help...

Our full-circle features boost engagement exponentially.

			gofundme			Eventbrite
Community Posts	✓	✓	✓	✓	✓	
Maps + Geo Tracking	✓	✓		✓	✓	
Team Fundraising	✓	✓	✓			
Competition Leaderboards	✓		✓			
Activity Tracking	✓					
Event Ticketing	✓					✓

The value we bring...

Organizations value our support in integrating their planning, processes and project completion.

Today, we have four universities on annual subscriptions, and we have a growing arsenal of compelling use cases from nonprofits, companies, and individuals.









Syracuse University

Green Mountain
Higher Education Consortium
Champlain • Middlebury • Saint Michael's

OSWEGO
STATE UNIVERSITY OF NEW YORK

CLAREMONT
LINCOLN
UNIVERSITY

For crisis relief

Organizations and individuals use our fundraising and event ticketing features to connect their resources and raise money.

In 30 days, DIEMlife helped raise over $100k for Covid-19 specific causes.

 Revenue sources:
platform fees,
event registration fees

 Key features:
team fundraising, event ticketing,
reporting, activity feed

Quest links: diem.life/covidnyc, diem.life/covidcuse





For business improvement districts

City organizations use our community building features to unify their members and support local businesses.

In less than 24 hours, Think Local Little Falls launched and exceeded their fundraising goal to support their community members.

 Revenue sources:
startup subscription,
platform fees

 Key features:
fundraising, progress tracking,
activity feed, gallery

Quest links: diem.life/lfessentials



LITTLE FALLS ESSENTIALS
SUPPORT THOSE WHO SUPPORT US
#LFESSENTIALS

A campaign of thanks

CITY OF LITTLE FALLS
MAIN STREET FIRST
THINK LOCAL LITTLE FALLS

For wellness initiatives

Universities and colleges use our Quest building features to create and launch public health campaigns.

After a successful pilot launch, Syracuse University will take their Monday Mile Quest nationwide this year.



Revenue sources:
pro subscription,
event registration fees
platform fees



Key features:
prompts, notifications
messaging, leaderboards,
activity feed



Quest links: diem.life/mondaymile

What we're investing in...

$371 BILLION DIGITAL HEALTH MARKET OPPORTUNITY BY 2025

GROWING AT A BLISTERING
28.5% CAGR (2020-2025)*



*Projections not guaranteed, Research based on Global Market Insights Digital Health Market Share Trends 2020-2026 Growth Report

Where we're headed...

In 2021 we aim to:



- STRENGTHEN BRAND AWARENESS
- ONBOARD 15 ENTERPRISE CUSTOMERS
- HIRE ENTERPRISE SALES LEADER
- ONBOARD 15 ENTERPRISE CUSTOMERS
- LAUNCH FIVE NATIONAL CAMPAIGNS
- ONBOARD 15 ENTERPRISE CUSTOMERS
- ACHIEVE PROFITABILITY

2021 **Q1** | 2021 **Q2** | 2021 **Q3** | 2021 **Q4**

*Projections not guaranteed

How we will use funds...

Raising $1m seed round

Use	Amount
Sales & Marketing	$250k
Development	$300k
Partnerships	$250k
Admin, Legal, Ops	$200k
TOTAL	$1m

Provides 18 months of runway

Who we are...



Timothy Midgley
Co-Founder & CEO

20 years of tech startup and corporate experience. Previously at AMEX, Jact Media, AXA.

Ultra endurance enthusiast -- has completed some of the world's toughest races.



Yoo-Sun Park
Co-Founder & CLO

Juilliard-trained performer.

Coach experienced in fitness and personal development.

"Elevating the Alum" creator and event producer.



David Tuttle
VP of Engineering

Passionate software developer for both end-user applications and internet scale scale backend systems.

B.A., computer science from Harvard University.



DIEMlife translates effort into outcomes, searches into success stories, and makes teams triumphant.

85 East 10th St Ste. M
New York, NY 10003

Timothy Midgley
CEO
timothy@diemlife.com